Exhibit 99.3

STRICTLY CONFIDENTIAL

INVESTOR RIGHTS AGREEMENT

dated as of October 23, 2017

between

GDS HOLDINGS LIMITED

and

STT GDC PTE. LTD.

i

Section 6.11	Counterparts	12

Section 6.12	Aggregation of Shares	13

Section 6.13	Specific Performance	13

Section 6.14	Amendment; Waiver	13

Section 6.15	Public Announcements	13

ii

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of October 23, 2017 by and among GDS Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), and STT GDC Pte. Ltd., a company organized under the laws of the Republic of Singapore (“Investor”).

RECITALS

WHEREAS, Investor is a holder of 264,894,649, class A ordinary shares, par value US$0.00005 per share (the “Class A Ordinary Shares”) and 2,527,964 ADSs of the Company, and is a long term business partner of the Company;

WHEREAS, the Company intends to issue and sell to Cheetah Asia Holdings LLC and Cheetah Asia Holdings LLC intends to subscribe for and purchase from the Company, 64,257,028 Class A ordinary shares, par value $0.00005 per share, of the Company (the “Subject Shares”) (the “Cheetah Subscription”);

WHEREAS, at the closing of the Cheetah Subscription, the Company, Mr. Wiliam Wei Huang, Cheetah Asia Holdings LLC and CyrusOne LLC will enter into an Investor Rights Agreement pursuant to which the Company has agreed to provide certain registration rights with respect to the Subject Shares issued and sold to Cheetah Asia Holdings LLC, under the Securities Act and applicable state securities laws (the “Cheetah Registration Rights”);

WHEREAS, pursuant to Section 3.13 of the Company’s Sixth Amended and Restated Members Agreement dated May 19, 2016 (the “Members Agreement”), the consent of the Investor is required for the provision by the Company to Cheetah Asia Holdings LLC of the Cheetah Registration Rights (the “Investor Consent”);

WHEREAS, as a condition to the Investor granting the Investor Consent, the Company and the Investor have agreed to enter into this Agreement; and

WHEREAS, the Company and Investor also seek to continue their business cooperation pursuant to the terms and conditions herein;

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1                                    Definitions. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“ADS” means American Depositary Shares, each of which represents eight (8) Class A Ordinary Shares of the Company;

“Affiliate” means, in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such Person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, (ii) in the case of a Shareholder, shall include (A) any Person who holds shares as a nominee for such Shareholder, (B) any shareholder of such Shareholder, (C) any Person which has a direct and indirect interest in such Shareholder (including, if applicable, any general partner or limited partner) or any fund manager thereof; (D) any Person that directly or indirectly controls, is controlled by, under common control with, or is managed by such Shareholder or its fund manager, (E) the relatives of any individual referred to in (B) above, and (F) any trust controlled by or held for the benefit of such individuals. For the purpose of this definition, “control” (and correlative terms) shall mean the direct or indirect power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person, provided that the direct or indirect ownership of twenty-five percent (25%) or more of the voting power of a Person is deemed to constitute control of that Person, and provided further that in respect of the Investor, its Affiliates shall mean Singapore Technologies Telemedia Pte. Ltd. and its Subsidiaries;

“Agreement” has the meaning set forth in the Preamble;

“Arbitration” has the meaning set forth in Section 6.6;

“Articles” means the Company’s Articles of Association, as amended from time to time;

“Board” and “Board of Directors” means the Board of Directors of the Company;

“Business Day” has the meaning as defined in the Articles;

“Class A Ordinary Shares” has the meaning set forth in the Recitals;

“Class B Ordinary Shares” means class B ordinary shares, par value US$0.00005 per share of the Company;

“Commission” means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or other governmental agency administering the securities laws in the jurisdiction in which the Company’s securities are registered or being registered;

“Company” has the meaning set forth in the Preamble;

“Company Options” has the meaning set forth in Section 4.6;

“Confidential Information” has the meaning set forth in Section 6.1;

“Director(s)” means the director(s) of the Company;

“Dispute” has the meaning set forth in Section 6.6;

“Email” has the meaning set forth in Section 6.3;

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing;

“Exempt Transaction” has the meaning set forth in Section 4.1;

“HKIAC” has the meaning set forth in Section 6.6;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Investor” has the meaning set forth in the Preamble;

“Investor Ownership Percentage” means thirty-six and 594/1000 percent (36.594%).

“Nasdaq” means the Nasdaq Global Select Market;

“New Securities” has the meaning set forth in Section 4.6;

“Notice of Arbitration” has the meaning set forth in Section 6.6;

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares;

“Ordinary Share Equivalents” means any Equity Security which is by its terms convertible into or exchangeable or exercisable for Ordinary Shares or other share capital of the Company or which represents Ordinary Shares of the Company, including ADSs;

“Participation Notice” has the meaning set forth in Section 4.2;

“Permitted Transferee” has the meaning set forth in Section 6.9;

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity;

“register,” “registered” and “registration” means (i) a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement, or (ii) in the context of a public offering in a jurisdiction other than the United States, a registration, qualification or filing under the applicable securities laws of such other jurisdiction;

“Securities” means any Ordinary Share or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

“Securities Act” means the United States Securities Act of 1933 as amended from time to time, also referred to herein as the “Act”;

“Shareholder” or “Shareholders” means Persons who hold the Ordinary Shares from time to time;

“Subsidiary” means, with respect to any Person that is a legal entity, any corporation, partnership, trust or other entity of which such Person directly or indirectly owns at the time shares or interests representing a majority of the voting power of such corporation, partnership, trust or other entity; and

“Tribunal” has the meaning set forth in Section 6.6.

Section 1.2                                    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)                                 when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)                                 the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)                                  the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)                                 all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(e)                                  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f)                                   references to a Person are also to its successors and permitted assigns; and

(g)                                  the use of the term “or” is not intended to be exclusive.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the following representations and warranties to Investor, each of which is true and correct on the date hereof:

Section 2.1                                    Power; Authorization; Enforceability.

(a)                                 The Company is duly incorporated and validly existing under the laws of the Cayman Islands.

(b)                                 The Company has all requisite corporate (or similar) power and authority to execute and deliver this Agreement. The execution and delivery by the Company of this Agreement has been duly authorized by all necessary corporate (or similar) action on the part of the Company.  The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Investor, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity).

Section 2.2                                    No Conflicts.

(a)                                 The execution and delivery by the Company of this Agreement does not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets Company under, any provision of (i) the constitutional documents of the Company, or (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (a “Contract”) to which the Company is a party or by which any of its properties or assets is bound, other than, in the case of clause (ii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of the Company to perform its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF INVESTOR

Investor hereby makes the following representations and warranties to the Company, each of which is true and correct on the date hereof:

Section 3.1                                    Power; Authorization; Enforceability.

(a)                                 Investor is duly organized and validly existing under the laws of the jurisdiction in which it is organized.

(b)                                 Investor has all requisite corporate (or similar) power and authority to execute and deliver this Agreement.  The execution and delivery by Investor of this Agreement have been duly authorized by all necessary corporate (or similar) action on the part of Investor.  Investor has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity).

Section 3.2                                    No Conflicts.

(a)                                 The execution and delivery by Investor of this Agreement does not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Investor under, (i) any provision of the organizational documents of Investor, or (ii)  any Contract to which Investor is a party or by which any of its properties or assets is bound, other than, in the case of clause (ii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Investor to perform its obligations under this Agreement.

ARTICLE IV
PREEMPTIVE AND REGISTRATION RIGHTS

Section 4.1                                    General. Subject to applicable law and regulations, at any time within eighteen (18) months following the date hereof, in the event the Company proposes to undertake any allotment and issuance of New Securities (as defined below) in a transaction not subject to the registration requirements of the Commission, including under the Securities Act (each such transaction, an “Exempt Transaction”), the Company hereby undertakes to the Investor that it shall not undertake such allotment and issuance of New Securities unless it first delivers to the Investor a Participation Notice and complies with the provisions set forth in this Section 4.

Section 4.2      Participation Notice.

(a)                                 Prior to any allotment and issuance of New Securities (in a single transaction or a series of related transactions) in an Exempt Transaction, the Company shall give to the Investor a written notice of its intention to issue New Securities (the “Participation Notice”), describing the amount and type of New Securities, the price, price range or pricing mechanism (as applicable and as practicable)and the general terms upon which the Company proposes to issue such New Securities, and the Investor’s Pro Rata Share of such New Securities (as determined in accordance with Section 4.5). Such Participation Notice may be provided in advance of or following the entry by the Company into a definitive agreement contemplating the issuance and allotment of the New Securities.

Section 4.3                                    Exercise of Pre-emptive Right.

(a)                                 The Investor shall have five (5) Business Days from the date of receipt of any such Participation Notice to irrevocably elect in writing to purchase up to the Investor’s Pro Rata Share (as defined below) of such New Securities for the price, price range or pricing mechanism, and upon the terms and conditions specified in the Participation Notice, by giving a written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Investor’s Pro Rata Share). Investor’s purchase of its Pro Rata Share of New Securities may be a portion of the initially contemplated amount of New Securities sold to the other recipients as initially contemplated, or may be an amount in addition to the initially contemplated amount of New Securities sold to the other recipients as initially contemplated, as determined by the Company.

(i)                                     The price payable for any purchase of additional New Securities pursuant to this Article IV shall be the same as the price offered to and payable by all other investors participating in such issuance.

(b)                                 If the Investor fails to so elect to purchase any of its Pro Rata Share of the New Securities in writing within such five (5) Business Day period, then the Investor shall forfeit the right hereunder to purchase such Pro Rata Share of the New Securities, but shall not be deemed to forfeit any right with respect to any future issuance of New Securities.

(c)                                  Notwithstanding anything to the contrary in this Section 4, any purchase by Investor of its Pro Rata Share of any New Securities must be in compliance with the Company’s insider trading policies and procedures, and the Company shall exercise commercially reasonable efforts to enable Investor to engage in such purchase in compliance with the Company’s insider trading policies and procedures.

Section 4.4                                    Issuance by the Company. Upon the expiration of the five (5) Business Days following the delivery of the Participation Notice to the Investor, the Company shall have one hundred and twenty (120) days thereafter to complete the issuance of the New Securities described in the Participation Notice to the Investor (subject to the Investor’s exercise of its pre-emptive rights with respect to such issuance) and any other Person, at the price and upon terms set forth in the Participation Notice. In the event that the Company has not issued and sold such New Securities within such one hundred and twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Investor in the manner provided in this Section 4.

Section 4.5                                    Pro Rata Share. The Investor’s “Pro Rata Share,” for purposes of this Section 4, shall be the product obtainable by multiplying (i) the total number of New Securities, by (ii) the Investor Ownership Percentage, subject to rounding to avoid fractional shares.

Section 4.6                                    New Securities. For purposes hereof, and notwithstanding anything to the contrary in this Section 4, “New Securities” shall mean any Equity Securities of the Company sold in a private placement or marketed Exempt Transaction after the date hereof, and shall exclude:

a.              options, grants, awards, restricted shares or any other Ordinary Shares or Ordinary Share Equivalents issued under the existing employee equity incentive plan or any other any employee share incentive plan(s) approved by the Board (including at least one (1) STT Director (as defined in the Articles) acting in accordance with his or her fiduciary duties to the Company) (collectively, “Company Options”), and Equity Securities issuable upon the exercise or conversion of any Company Options;

b.              Equity Securities of the Company issued pursuant to the cancelation or exchange of any ADSs by the holders thereof;

c.               Equity Securities of the Company issued pursuant to any acquisition of the Company or of another entity by the Company (such acquisition may take place by merger, purchase of substantially all of the assets, reorganization or similar transaction) approved by the Board (including at least one (1) STT Director (as defined in the Articles);

d.              Equity Securities of the Company issued in connection with any share split, share dividend, reclassification or other similar event that has been duly approved by the Board; and

e.               Equity Securities of the Company or ADSs issued upon the conversion or exercise of any Ordinary Share Equivalents (including the conversion of any portion of the Company’s convertible bonds due December 30, 2019 issued in an aggregate principal amount of US$150.0 million) outstanding as of the date of this Agreement or issued subsequent to the date of this Agreement in compliance with the pre-emptive rights set forth in this Section 4 (in each case, pursuant to the terms of the relevant Ordinary Share Equivalents as unmodified).

Section 4.7                                    Registration Rights. The Company hereby undertakes to Investor that it shall either (i) modify Section 3.12 of the Members Agreement to provide that the termination of the Company’s obligations pursuant to Sections 3.5, 3.6 or 3.7 under the Members Agreement with respect to Registrable Securities (as defined in the Members Agreement) proposed to be sold by Investor in a registered public offering to provide that such obligations will terminate only when, in the opinion of counsel to the Company, all such Registrable Securities may then be sold under Rule 144 under the Securities Act without volume limitations; (ii) grant registration rights to Investor substantially identical to those as described in the immediately preceding clause (i); or (iii) in the event that the Company is unable to perform the actions described in the immediately preceding clauses (i) and (ii) due to its inability to obtain the consent of a Person not under its control, act so as to effect the intent of clause (i) of this Section 4.7 to the greatest extent possible under the circumstances.

ARTICLE V LEGEND

Section 5.1                                    Legend: The Investor agrees that all certificates or other instruments representing the securities subject to this Agreement will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”).  SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS (A) A REGISTRATION STATEMENT UNDER

THE ACT IS EFFECTIVE AS TO SUCH TRANSFER OR (B) PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT.”

Section 5.2                                    Procedures. Upon request of the Investor, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, the Company shall promptly cause the legend to be removed from any certificate for any securities.  The Investor acknowledges that the Securities issuable pursuant to this Agreement will not be registered under the Securities Act or under any state securities laws and agrees that it will not sell or otherwise dispose of any of such Securities except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1                                    Confidentiality.  Each party hereto hereby agrees that it will, and will cause its respective Affiliates and its and their respective representatives to, hold in strict confidence any non-public records, books, contracts, instruments, computer data and other data and information concerning the other parties hereto, whether in written, verbal, graphic, electronic or any other form provided by any party hereto (except to the extent that such information has been (a) previously known by such party on a non-confidential basis from a source other than the other parties hereto or its representatives, provided that, to such party’s knowledge, such source is not prohibited from disclosing such information to such party or its representatives by a contractual, legal or fiduciary obligation to the other parties hereto or its representatives, (b) in the public domain through no breach of this Agreement by such party, (c) independently developed by such party or on its behalf, or (d) later lawfully acquired from other sources) (the “Confidential Information”). In the event that a party hereto is requested or required by law, governmental authority, rules of stock exchanges, or other applicable judicial or governmental order to disclose any Confidential Information concerning any of the other parties hereto, such party shall, to the extent legally permissible, provide the other parties with sufficient advance written notice of such request or requirement and, if requested by another party hereto (at such other party’s sole expense) assist such other party in seeking a protective order or other appropriate remedy to limit or minimize such disclosure.

Section 6.2                                    Termination. Unless expressly provided otherwise herein, in addition to the other termination provisions in this Agreement, this Agreement shall terminate, and have no further force and effect, upon the earliest of: (a) a written agreement to that effect, signed by all parties hereto, and (b) the date which is eighteen (18) months from the date hereof.

Section 6.3                                    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail transmission (“Email”), so long as a receipt of such Email is requested and received) and shall be given:

If to the Company:

GDS Holdings Limited

Address:                          2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 20012

People’s Republic of China

Email:                                     andyli@gds-services.com
Facsimile:                  +86 21 2033 0202

Attention:                  Andy Li, General Counsel and Company Secretary

with a copy to:

Simpson Thacher & Bartlett LLP

Address:                          35/F, ICBC Tower

3 Garden Road Central, Hong Kong

Email:                                     dfertig@stblaw.com

Facsimile:                  +852 2514-7694

Attention:                  Daniel Fertig, Esq.

If to Investor:

STT GDC Pte. Ltd.

Address:                          1 Temasek Avenue

#33-01 Millenia Tower

Email:                                     jenkeet_chan@sttelemedia.com
Facsimile:                  +65 9720 7220

Attention:                  Company Secretary

with a copy to:

Latham & Watkins LLP

Address:                          9 Raffles Place, #42-02 Republic Plaza, Singapore 048619

Email:                                     Michael.Sturrock@lw.com

Facsimile:

Attention:                  Michael Sturrock, Esq.

A party may change or supplement the addresses given above, or designate additional addresses, for the purposes of this Section 6.3 by giving the other parties written notice of the new address in the manner set forth above.

Section 6.4                                    Entire Agreement. This Agreement, together with any schedules and exhibits hereto and thereto and the certificates and other written instruments delivered in connection therewith from time to time on and following the date hereof, constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof and thereof. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

Section 6.5                                    Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles.

Section 6.6                                    Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)                                 The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)                                 The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 6.6;

(c)                                  The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)                                 A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one (1) claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one (1) respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)                                  The parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 6.7                                    Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

Section 6.8                                    Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the Company and Investor hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. No party may be assigned any of the foregoing rights by Investor, its successors, assigns or legal representative unless the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and any such transferee shall execute and deliver to the Company and Investor a joinder agreement becoming a party hereto as an “Investor” subject to the terms and conditions hereof. This Agreement and the rights and obligations of any party hereunder shall not otherwise be assigned without the mutual written consent of the other parties hereto.

Section 6.9                                    Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto shall inure to the benefit of and be enforceable by any transferee of equity securities held by Investor but only to the extent of such transfer. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Investor may transfer or assign its rights, interests, or obligations hereunder in connection with a sale, transfer or assignment of any Ordinary Shares to any permitted transferee under the Members Agreement (“Permitted Transferee”), provided that, prior to any such transfer or assignment, such Permitted Transferee shall agree to be bound by the terms of this Agreement as a party to this Agreement (and, to the extent applicable, in the same capacity as if the transferee was the transferor) in a written instrument in form and substance reasonably satisfactory to the other parties hereto.

Section 6.10                             Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 6.11                             Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. A facsimile or “PDF” signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 6.12                             Aggregation of Shares. All Securities held or acquired by Investor and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights of Investor under this Agreement.

Section 6.13                             Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

Section 6.14                             Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by all the parties hereto. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the party against whom such waiver is to be effective. Any amendment or waiver effected in accordance with this Section 6.14 shall be binding upon the parties hereof and their respective assigns. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

Section 6.15                             Public Announcements. Without limiting any other provision of this Agreement, the parties hereto, to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and agree on any press release or public statement with respect to this Agreement, and the transactions contemplated hereby and the ongoing business relationship among the parties. The parties hereto will not issue any such press release or make any such public statement without the prior written consent of the other party, except as may be required by law or any listing agreement with or requirement of the Nasdaq or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law or any listing agreement with or requirement of the Nasdaq or any other applicable securities exchange, and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

GDS HOLDINGS LIMITED

By:	/s/ William Wei Huang
Name:	William Wei Huang
Title:	Director

[Signature page to Investor Rights Agreement]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name:	Bruno Lopez
Title:	CEO, STT GDC

[Signature page to Investor Rights Agreement]